

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Xin (Adam) He
Chief Executive Officer
Professional Diversity Network, Inc.
55 E. Monroe Street, Suite 2120
Chicago, Illinois 60603

> **Re: Professional Diversity Network, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 24, 2023**
> **File No. 333-272156**

Dear Xin (Adam) He:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Charles Wu